

2024

BENEFIT & IMPACT REPORT

NEIF
NATIONAL ENERGY IMPROVEMENT FUND
A Certified B Corp

Go Greener. Affordably.

U.S. DEPARTMENT OF ENERGY HOME IMPROVEMENT EXPERT™

Certified B Corporation

OVERVIEW & IMPACT

NATIONAL ENERGY IMPROVEMENT FUND, LLC

NEIF
NATIONAL ENERGY IMPROVEMENT FUND
A Certified B Corp™

ABOUT THE NATIONAL ENERGY IMPROVEMENT FUND, LLC

With a management and lending heritage dating to 1947, the National Energy Improvement Fund (NEIF) was organized as a for-profit Benefit Corporation, commencing operations in July 2018. In 2019, NEIF became B Corp Certified™ and was named a Home Improvement Expert Partner by the U.S. Department of Energy.

NEIF provides **fair and transparent financing for essential energy efficiency and resilience improvements like HVAC, insulation, windows, generators, lighting & battery storage.** Financing is delivered through partnerships with contractors, distributors, manufacturers, utilities, non-profits and state and local governments.

The National Energy Improvement Fund, LLC (NEIF) is the nation's only Certified B Corp lender specializing in improvements that make homes and buildings efficient, safe, healthy and comfortable.

NEIF is committed to affordability, energy efficiency & resilience and job development.







FOCUSED ON AFFORDABILITY OF ESSENTIAL IMPROVEMENTS

Affordability is the **greatest impediment** to the adoption of home and building energy efficiency upgrades. They can be expensive — and are often unexpected. Rebates only cover a small portion of the cost, and traditional financing typically offers short-term "teaser" rates, includes a high cost to contractors, or involves a cumbersome loan process.

NEIF is focused on improving the delivery channel, increasing affordability, and aiding contractor cash flow.

NEIF'S GROWTH IN ESSENTIAL EFFICIENCY PROJECTS


Residential, Commercial and Rebate Bridge Energy Project Funding Volume
$202,500,000
$152,500,000
$102,500,000
$52,500,000
$2,500,000
2018
2019
2020
2021
2022
2023
2024

$446,505,457
TOTAL PROJECTS FUNDED*

24,769
PROJECTS COMPLETED*

98,000,000
ESTIMATED KWH SAVINGS*

$90,797,937
LOAN SERVICING PORTFOLIO**


84%

HVAC & ELECTRIFICATION UPGRADES

NEIF finances energy efficiency improvements of most fuel types. In 2024, 84% of financed upgrades were for essential HVAC and electrification.

**As of 12/31/2024. *Cumulative
Estimates are based on 5 year kwh savings of 10% of original baseline usage on an average U.S. home.

PROGRAM & MARKET-BASED FAIR, EFFICIENT & COMPLIANT LENDING



NEIF MAKES ESSENTIAL ENERGY UPGRADES AFFORDABLE.

As a Certified B Corporation, NEIF serves all income levels, including low-to-moderate income borrowers, where access to affordable energy upgrades is vital. Low and moderate-income households accounted for 47% of all loans in 2024.

Low	Moderate	Above Moderate
21%	26%	53%



NEIF SUPPORTS SMALL BUSINESS & JOB DEVELOPMENT.

NEIF currently supports over 1,800 contractors, the vast majority of which are small businesses. NEIF helps businesses grow by offering trusted, affordable customer financing, advance rebate funding to improve contractor cash flow, and ongoing training and support on best practices in energy efficiency business development.



NEIF IS AN EXPERT IN STATE AND UTILITY PROGRAM DEVELOPMENT.

NEIF administers financing programs for some of the nation's largest utilities for both commercial and residential customers and is actively working with states to implement "green banks" and other programs.

atlantic city electric | Jersey Central Power & Light | Pennsylvania Energy Development Authority | DUKE ENERGY | BRIGGS & STRATTON ENERGY SOLUTIONS | LG ProDirect

1,813

APPROVED CONTRACTOR

TOTAL APPROVED CONTRACTOR BUSINESS PARTNERS IN **41** STATES AND GROWING



NEIF NATIONAL ENERGY IMPROVEMENT FUND A Certified B Corp